EXHIBIT 99.1

Equinox Gold Reports Record Production with 136,400 Ounces of Gold Produced in Fourth Quarter

Exceeds Revised Guidance with 477,200 Ounces of Gold Produced in 2020 all dollar figures are in US dollars, unless otherwise indicated

VANCOUVER, BC, Jan. 11, 2021 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to announce that it exceeded 2020 revised guidance, producing 477,200 ounces ("oz") of gold for the year. Production for Q4 2020 totalled 136,400 oz of gold, including gold poured during commissioning and ramp-up at Castle Mountain. Full financial and operating results will be reported in early March.

"Equinox Gold had another year of tremendous growth in 2020. We started the year with two producing gold mines and ended the year with seven producing mines, construction underway at an eighth site, and the announcement of our acquisition of Premier Gold Mines. This transaction brings additional diversification and scale with a world-class construction-ready project in Canada and a producing mine in Mexico, and provides additional value from our investment in a new Nevada-focused gold company," said Christian Milau, CEO of Equinox Gold. "We also achieved growth through exploration, extending the mine life at both Mesquite and Aurizona and demonstrating the potential to develop an underground mine at Aurizona. The team achieved these milestones despite the challenges of the COVID-19 pandemic, implementing proactive testing and other protocols so that we can effectively operate our mines while protecting the safety of our workforce and local communities.

"We will continue to deliver on our ambitious growth strategy through 2021 as we advance construction at Santa Luz in Brazil and prepare for expansion at Los Filos in Mexico and construction at Hardrock in Canada. We also have aggressive exploration programs planned at our projects to both expand existing deposits and test new targets. With strong cash flow from our operating mines, $345 million in cash on hand, $200 million available to draw on the revolving credit facility and the planned C$75 million acquisition-related equity financing, Equinox Gold is fully funded to execute on our growth plans to produce more than one million ounces of gold annually."

2020 Highlights

  Exceeded revised guidance1 of 425,000 to 465,000 oz with total production of 477,200 oz of gold, with all-in-sustaining costs expected to be within guidance of $975 to $1,025 per oz of gold sold2
  Created the premier Americas gold producer with completion of the Leagold merger, increasing diversification and scale with four new mines and a development-stage project in Mexico and Brazil
  Strong safety and environmental performance with proactive implementation of COVID-19 "test, trace, isolate" policies, no lost-time incidents at Castle Mountain during construction, improved total recordable injury frequency and reportable environmental incident rates, and commencement of online ESG reporting
  Refinanced Equinox Gold debt with a low-cost $500 million corporate credit facility
  Increased average daily trading liquidity from C$3 million in 2019 to over C$40 million in 2020
  Achieved inclusion in global indices including the GDX, GDXJ, FTSE and S&P/TSX Composites
  Increased Mesquite Reserves by 28% and Measured & Indicated Resources by 94%, and identified new exploration targets
  Extended Aurizona mine life with exploration success and completed maiden Indicated Resource for the Tatajuba deposit
  Completed positive PEA for potential Aurizona underground development showing 740,500 oz of gold production over a 10-year mine life with an after-tax $288 million NPV5% and 38% IRR at $1,620/oz gold3
  Completed Santa Luz feasibility study showing 903,000 oz of gold production over an initial 9.5-year mine life with an after-tax $362 million NPV5% and 67% IRR at $1,600/oz gold
  Commenced Santa Luz construction with first gold pour targeted for Q1 2022
  Achieved Castle Mountain commercial production
  Announced acquisition of Premier Gold Mines (TSX: PG)
  Invested C$6 million in May and C$10.4 million in December in Solaris Resources to maintain an approximate 30% interest on a fully diluted basis; current market value of Equinox Gold's basic interest is approximately C$190 million
  Cash balance (unrestricted) at December 31, 2020 of approximately $345 million (unaudited) with an additional $200 million available to draw under the revolving credit facility plus the planned C$75 million acquisition related equity financing4 expected to close upon completion of the Premier acquisition

[1] Guidance was updated on August 10th primarily to reflect the effect of government-mandated temporary suspensions related to COVID-19, and revised on November 9th to reflect the effect of the blockade at Los Filos, which was removed in December.
[2] AISC per oz sold is a non-IFRS measure. See Non-IFRS Measures and AISC per Ounce Sold in Cautionary Notes.
[3] The Preliminary Economic Assessment ("PEA") is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the results contemplated in the PEA will be realized.
[4] Subject to completion of definitive documentation, customary closing conditions and regulatory approvals, including TSX approval for the pricing and other terms of the financing.

Total 2020 gold production of 477,200 oz exceeded the Company's revised guidance of 425,000 to 465,000 oz. The Company's RDM mine significantly outperformed expectations, with the Mesquite, Aurizona and Pilar mines exceeding the top end of their guidance range. While the Los Filos full-year guidance was withdrawn on November 9, 2020 due to the temporary suspension of operations as the result of a community blockade, the mine had already produced 44,837 oz (post March 10th, the closing date of the Leagold merger) and was able to initiate a staged restart in late December, subsequently pouring an additional 13,700 oz of gold in the month. All-in-sustaining costs for the full year are expected to be within guidance of $975 to $1,025 per oz of gold sold. Gold production for the fourth quarter of 2020 totaled 136,400 oz, including gold poured during commissioning and ramp-up at Castle Mountain.

	2020 Production (oz of gold)
	Actuals	Guidance
Los Filos[1,2]	58,500	44,837
Mesquite	141,300	130,000 - 140,000
Aurizona	130,300	120,000 - 130,000
Fazenda[1]	51,600	50,000 - 55,000
RDM[1]	59,300	50,000 - 55,000
Pilar[1]	30,900	25,000 - 30,000
Castle Mountain	5,300	5,000 - 10,000
Total – Mines	477,200	425,000 - 465,000

[1] Production attributable to Equinox Gold post completion of the Leagold merger on March 10, 2020.
[2] Los Filos full-year guidance was withdrawn on November 9, 2020 due to the temporary suspension of operations as the result of a community blockade, which was removed in December 2020. Guidance above for Los Filos is actual production to the end of Q3.

The 2020 production, cash balance and cost figures are preliminary and subject to change when the Company releases its Q4 2020 and audited full-year 2020 financial and operating results in March.

Equinox Gold expects to provide production and cost guidance for 2021 in February. Guidance will be updated following completion of the proposed acquisition of Premier Gold Mines, which is expected to close in March subject to all necessary securityholder and regulatory approvals.

About Equinox Gold

Equinox Gold is a Canadian mining company with seven operating gold mines and construction underway at an eighth site, a multi-million-ounce gold reserve base and a clear path to achieve one million ounces of annual gold production from a pipeline of development and expansion projects. Equinox Gold operates entirely in the Americas, with two properties in the United States, one in Mexico and five in Brazil. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

Cautionary Notes

Technical Information

Doug Reddy, Msc, P.Geo., Equinox Gold's COO, and Scott Heffernan, MSc, P.Geo., Equinox Gold's EVP Exploration, are the Qualified Persons under National Instrument 43-101 for Equinox Gold and have reviewed and approved the technical information in this document.

Non-IFRS Measures

This news release refers to all-in sustaining costs ("AISC") per ounce sold, which is a measure with no standardized meaning under International Financial Reporting Standards ("IFRS") and may not be comparable to similar measures presented by other companies. Its measurement and presentation is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Non-IFRS measures are widely used in the mining industry as measurements of performance and the Company believes that they provide further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. Refer to the "Non-IFRS measures" section of the Company's Management's Discussion and Analysis for the period ended September 30, 2020, for a more detailed discussion of this non-IFRS measure and its calculation.

Forward-looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information. Forward-looking statements and forward-looking information in this news release relate to, among other things: the Company's ability to successfully complete the Premier acquisition and achieve the benefits contemplated in the transaction; the Company's ability to successfully advance and achieve production at Santa Luz; the strategic vision for the Company and expectations regarding exploration potential, production capabilities and future financial or operating performance; and the Company's ability to successfully advance its growth and development projects, including the Hardrock project and the expansion at Los Filos. Forward-looking statements or information generally identified by the use of the words "will", "targeted",  "target", "clear path", "underway", "expected" and similar expressions and phrases or statements that certain actions, events or results  "could", "would" or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company's current expectations and projections about future events and these assumptions include: the consummation and timing of the Premier acquisition; the strengths, characteristics and potential of Equinox Gold following the Premier acquisition; Equinox Gold's ability to achieve the production, cost and development expectations outlined in the Hardrock feasibility study; prices for gold remaining as estimated; currency exchange rates remaining as estimated; construction and development at Santa Luz and Los Filos being completed and performed in accordance with current expectations; tonnage of ore to be mined and processed; ore grades and recoveries; availability of funds for the Company's projects and future cash requirements; capital, decommissioning and reclamation estimates; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; prices for energy inputs, labour, materials, supplies and services; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade; all necessary permits, licenses and regulatory approvals are received in a timely manner; and the Company's ability to comply with environmental, health and safety laws. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; legal restrictions relating to mining including those imposed in connection with COVID-19; risks relating to expropriation; increased competition in the mining industry; and those factors identified in the Company's MD&A dated February 28, 2020 and its Annual Information Form dated May 13, 2020, both of which relate to the year-ended December 31, 2019, and in the Company's MD&A dated November 5, 2020 for the three and nine months ended September 30, 2020, all of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.

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SOURCE Equinox Gold Corp.

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%CIK: 0001756607

For further information: Equinox Gold Contacts: Christian Milau, Chief Executive Officer, Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 07:00e 11-JAN-21